

WASTE CONNECTIONS REPORTS FOURTH QUARTER AND 2005 RESULTS
AND PROVIDES 2006 OUTLOOK

- **Reports record 2005 revenue and income of $721.9 million and $84.5 million, respectively**
- **Reports 2005 free cash flow of $97.3 million, or 13.5% of revenue**
- **Acquires approximately $55 million annualized revenue in 2005**
- **Repurchases $113.8 million of common stock during the year**
- **Recently opens new landfills in Kansas, Colorado and Kentucky**
- **Expects more than 10% revenue growth in 2006 excluding additional acquisitions**

FOLSOM, CA, February 13, 2006 - Waste Connections, Inc. (NYSE: WCN) today announced fourth quarter net income of $18.7 million and earnings per share of $0.40 on a diluted basis of 47.3 million shares, compared to income from continuing operations of $15.0 million and diluted earnings per share from continuing operations of $0.30 in the year ago period. Net income for the fourth quarter of 2005 included a non-cash charge of approximately $1.6 million ($1.0 million net of taxes) for the previously announced accelerated vesting of outstanding stock options. Income from continuing operations in the year ago period included approximately $6.1 million of pre-tax expenses ($3.8 million net of taxes) resulting from a non-cash charge associated with the early redemption of a $200 million term loan, a non-cash loss on sale of assets and increased self insurance reserves.

Revenue for the fourth quarter of 2005 was $188.4 million, a 16.0% increase over revenue of $162.5 million in the year ago period. Management noted that revenue for the fourth quarter of 2005 included almost $4 million associated with low margin operations in Vancouver, Washington, acquired from Waste Management, and with no margin pass-thru revenue related to the transportation portion of certain special waste disposal projects.

Operating income for the fourth quarter of 2005, including the $1.6 million non-cash charge for accelerated vesting of outstanding stock options, was $39.3 million versus operating income of $32.7 million in the fourth quarter of 2004, including $4.5 million in 2004 related to the non-cash loss on sale of assets and increased self insurance reserves. Management also noted that in addition to the options acceleration charge, current period results included approximately $1 million higher than anticipated costs related both to development of a general liability claim and to an increased allowance for doubtful accounts.

For the year ended December 31, 2005, revenue was $721.9 million, a 15.6% increase over revenue of $624.5 million in the year ago period. On a reported basis, operating income was $168.0 million compared to $151.7 million in the prior year. Including all previously noted items, income from continuing operations for 2005 was $84.5 million, or $1.75 per share on a diluted basis compared to income from continuing operations of $73.4 million, or $1.52 per share on a diluted basis, in the prior year. Results in the prior year also included a $1.5 million pre-tax expense ($1.1 million net of taxes) for early redemption of convertible notes taken in the second quarter.

"We are extremely pleased with 2005's results, especially considering the cost pressures we faced throughout the year. We executed well on many levels as evidenced by the strength of our price and volume growth, award of our first rail-haul disposal contract, construction of three new landfills, acquisition of approximately $55 million of annualized revenue, repurchase of almost 7% of outstanding common stock, generation of near record free cash flow despite increased capital expenditures and cash taxes, and refinancing of our credit facility to position us for continued growth," said Ronald J. Mittelstaedt, Chairman and Chief Executive Officer. "Looking ahead, with the expiration of our fixed-price fuel supply contract at the end of 2005, increased fuel costs will pressure margins in 2006. To recover or offset rising costs, we are focused more on increasing permanent pricing rather than surcharges, which better enables us to retain price increases should the cost of certain items, such as fuel, decline from recent levels. This pricing strategy should produce solid improvement in margins during 2006, normalized for fuel, and position us well to accelerate growth on a reported basis in 2007 once year-over-year costs become more comparable."

2006 OUTLOOK

Waste Connections also announced its outlook for 2006. The Company's outlook excludes the impact of any additional acquisitions and assumes $100 million of common stock is repurchased during the year. The Company's outlook also assumes: (1) direct fuel cost as a percentage of revenue increases approximately 200 basis points primarily due to the expiration of a fixed-price fuel supply contract at the end of 2005; and (2) approximately $4 million of costs related to restricted stock and stock options expensing included in SG&A. The outlook provided below is forward looking, and actual results may differ materially depending on risks and uncertainties detailed at the end of this release and in our periodic SEC filings.

- Revenue is estimated to range between $795 million and $805 million. This assumes internal growth of approximately 6.0%, excluding the impact of commodities, with between 4.0% and 4.5% from price and surcharges, and the remainder from volume.
- Selling, general and administrative expense, which includes stock compensation expense, is estimated at approximately 9.9% of revenue, subject to quarterly fluctuations.
- Depreciation and amortization is estimated at approximately 9.0% of revenue, subject to quarterly fluctuations.
- Operating income, which includes the previously noted impact from rising fuel and stock compensation costs, is estimated at approximately 22.0% of revenue, subject to quarterly fluctuations.
- Operating income before depreciation and amortization, a non-GAAP financial measure, is estimated to range between $245 million and $250 million, or approximately 31.0% of revenue.
- Interest expense is estimated at approximately $31.5 million based on projected all-in borrowing costs.
- Minority interest expense is estimated at approximately 1.6% of revenue, subject to quarterly fluctuations.
- Effective tax rate is expected to be 36.3%, subject to quarterly fluctuations.
- Net cash provided by operating activities is estimated to be between 24% and 25% of revenue, subject to quarterly fluctuations.
- Capital expenditures are estimated to be approximately $90 million, of which approximately $10 million primarily relate to the construction of a new transfer station and purchase of related equipment for the long-term, rail-haul disposal contract with the City of Port Angeles, Washington, and construction of a new collection facility in Pierce County, Washington.

Waste Connections will be hosting a conference call related to fourth quarter earnings and 2006 outlook on February 14th at 8:30 A.M. Eastern Time. The call will be broadcast live over the Internet at www.streetevents.com and through a link on our web site at www.wasteconnections.com. A playback of the call will be available at both of these sites.

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. The Company serves more than one million residential, commercial and industrial customers from a network of operations in 23 states. The Company also provides intermodal services for the movement of containers in the Pacific Northwest. Waste Connections, Inc. was founded in September 1997 and is headquartered in Folsom, California.

For more information, visit the Waste Connections web site at www.wasteconnections.com. Copies of financial literature, including this release, are available on the Waste Connections web site or through contacting us directly at (916) 608-8200.

For non-GAAP measures, see accompanying Non-GAAP Reconciliation Schedule.

In the second quarter of 2005, Waste Connections classified as discontinued operations the results of certain operations in Utah and California that were exited during the quarter. In 2004, Waste Connections classified as discontinued operations the results of its Georgia operations and certain operations in Eastern Washington that were sold. Results for the fourth quarter of 2004 and twelve months ended December 31, 2004 and 2005 have been reclassified to present the results for these operations as discontinued operations.

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "anticipates," or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) Waste Connections may be unable to compete effectively with larger and better capitalized companies and governmental service providers, which may result in reduced volume and revenues and lower profits; (2) the expiration of its fuel purchase contract and increased fuel prices may adversely affect Waste Connections' business and reduce its operating margins; (3) increases in labor and disposal and related transportation costs could impact Waste Connections' financial results; (4) efforts by labor unions could divert management attention and adversely affect Waste Connections' operating results; (5) increases in Waste Connections' insurance costs and the amount that it self-insures for various risks could reduce its operating margins and reported earnings; (6) Waste Connections' inability to recover or offset rising costs, especially by increasing permanent pricing as opposed to implementing temporary surcharges, may affect its ability to expand future operating margins; (7) Waste Connections may lose contracts through competitive bidding, early termination or governmental action, which would cause its volumes and revenues to decline; (8) Waste Connections' financial and operating performance may be affected by the inability to renew landfill operating permits, obtain new landfills and expand existing ones; (9) the geographic concentration of Waste Connections' business makes its pricing growth and operating results vulnerable to economic and seasonal factors affecting the regions in which it operates; (10) unusually adverse weather conditions may interfere with Waste Connections' operations, harming its operating results; (11) competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit Waste Connections' ability to grow through acquisitions; (12) Waste Connections' growth and future financial performance depend significantly on its ability to integrate acquired businesses into its organization and operations; (13) Waste Connections' acquisitions may not be successful, resulting in changes in strategy, operating losses or a loss on sale of the business acquired; (14) because it depends on railroads for its intermodal operations, Waste Connections' operating results and financial condition are likely to be adversely affected by any reduction or deterioration in rail service; (15) Waste Connections' intermodal business could be adversely affected by steamship lines diverting business to ports other than those it services, or by heightened security measures or actual or threatened terrorist attacks; and (16) Waste Connections depends significantly on the services of the members of its senior and district management team, and the departure of any of those persons could cause its operating results to suffer. These risks and uncertainties, as well as others, are discussed in greater detail in Waste Connections' filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K/A. There may be additional risks of which Waste Connections is not presently aware or that it currently believes are immaterial which could have an adverse impact on its business. Waste Connections makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

- financial tables attached –

CONTACT:
Worthing Jackman / (916) 608-8266
worthingj@wasteconnections.com

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2005
(Unaudited)
(in thousands, except share and per share amounts)

	Three months ended December 31, 2004	Three months ended December 31, 2005	Twelve months ended December 31, 2004	Twelve months ended December 31, 2005
Revenues	$ 162,495	$ 188,445	$ 624,544	$ 721,899
Operating expenses:				
Cost of operations	97,208	111,068	354,901	416,883
Selling, general and administrative	15,703	20,470	61,223	72,395
Depreciation and amortization	14,645	17,511	54,630	64,788
Loss (gain) on disposal of assets	2,276	116	2,120	(216)
Operating income	32,663	39,280	151,670	168,049
Interest expense	(4,799)	(6,946)	(21,724)	(23,489)
Minority interests	(2,525)	(3,150)	(11,520)	(12,422)
Other income (expense), net	(1,417)	223	(2,817)	450
Income from continuing operations before income tax	23,922	29,407	115,609	132,588
Income tax provision	(8,951)	(10,706)	(42,251)	(48,066)
Income from continuing operations	14,971	18,701	73,358	84,522
Loss on discontinued operations, net of tax	(524)	--	(1,087)	(579)
Net income	$ 14,447	$ 18,701	$ 72,271	$ 83,943
Basic earnings per common share:				
Continuing operations	$ 0.31	$ 0.41	$ 1.57	$ 1.81
Discontinued operations	(0.01)	--	(0.02)	(0.01)
Net income per common share	$ 0.30	$ 0.41	$ 1.55	$ 1.80
Diluted earnings per common share[(a)]:				
Continuing operations	$ 0.30	$ 0.40	$ 1.52	$ 1.75
Discontinued operations	(0.01)	--	(0.02)	(0.01)
Net income per common share	$ 0.29	$ 0.40	$ 1.50	$ 1.74
Shares used in the per share calculations:				
Basic	47,908,324	46,096,009	46,581,441	46,700,649
Diluted	49,304,869	47,316,277	49,470,217	48,211,301

(a) 2004 diluted earnings per share assumes conversion of the 5.5% Convertible Subordinated Notes due 2006 prior to their redemption on April 15, 2004. The interest expense related to these notes, net of tax effects, for the three and twelve months ended December 31, 2004 was $0 and $1,707, respectively.

WASTE CONNECTIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share and per share amounts)

	December 31, 2004	December 31, 2005
ASSETS		
Current assets:		
Cash and equivalents	$ 3,610	$ 7,514
Accounts receivable, less allowance for doubtful accounts of $2,414 and $2,826 at December 31, 2004 and December 31, 2005, respectively	80,864	94,438
Deferred tax assets	-	5,145
Prepaid expenses and other current assets	17,008	17,279
Total current assets	101,482	124,376
Property and equipment, net	640,730	700,508
Goodwill	642,773	723,120
Intangible assets, net	68,741	87,651
Restricted assets	14,159	13,888
Other assets, net	23,598	26,764
	$ 1,491,483	$ 1,676,307
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,280	$ 54,795
Book overdraft	8,661	8,869
Accrued liabilities	37,944	44,522
Deferred revenue	24,155	30,957
Current portion of long-term debt and notes payable	9,266	10,858
Total current liabilities	114,306	150,001
Long-term debt and notes payable	489,343	586,104
Other long-term liabilities	9,020	20,478
Deferred tax liabilities	146,871	175,167
Total liabilities	759,540	931,750
Commitments and contingencies		
Minority interests	24,421	26,357
Stockholders' equity:		
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding	--	--
Common stock: $0.01 par value; 100,000,000 shares authorized; 47,605,791 and 45,924,686 shares issued and outstanding at December 31, 2004 and December 31, 2005, respectively	476	459
Additional paid-in capital	444,404	373,382
Deferred stock compensation	(1,598)	(2,234)
Treasury stock at cost, 106,600 shares outstanding at December 31, 2005	--	(3,672)
Retained earnings	261,365	345,308
Accumulated other comprehensive income	2,875	4,957
Total stockholders' equity	707,522	718,200
	$ 1,491,483	$ 1,676,307

WASTE CONNECTIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2005
(Unaudited)
(Dollars in thousands)

| | Twelve months ended December 31, | |
	2004	2005
Cash flows from operating activities:		
Net income	$ 72,271	$ 83,943
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss (gain) on disposal of assets	2,398	(413)
Gain on disposal of operations	(68)	--
Depreciation	54,470	61,968
Amortization of intangibles	2,477	3,070
Deferred income taxes, net of acquisitions	26,566	(792)
Minority interests	11,520	12,422
Amortization of debt issuance costs	3,685	2,001
Stock-based compensation	972	2,826
Interest income on restricted cash	(275)	(390)
Closure and post-closure accretion	421	681
Tax benefit on the exercise of stock options	8,195	7,338
Net change in operating assets and liabilities, net of acquisitions	(1,842)	27,158
Net cash provided by operating activities	180,790	199,812
Cash flows from investing activities:		
Payments for acquisitions, net of cash acquired	(46,784)	(80,849)
Capital expenditures for property and equipment	(71,201)	(97,482)
Proceeds from disposal of assets	2,088	5,254
Decrease in restricted cash, net of interest income	3,405	661
Decrease (increase) in other assets	27	(856)
Net cash used in investing activities	(112,465)	(173,272)
Cash flows from financing activities:		
Proceeds from long-term debt	368,500	232,631
Principal payments on notes payable and long-term debt	(388,825)	(159,688)
Change in book overdraft	(1,165)	208
Proceeds from option and warrant exercises	36,959	28,716
Distributions to minority interest holders	(11,025)	(10,486)
Payments for repurchase of common stock	(72,889)	(113,874)
Debt issuance costs	(1,546)	(143)
Net cash used in financing activities	(69,991)	(22,636)
Net increase (decrease) in cash and equivalents	(1,666)	3,904
Cash and equivalents at beginning of period	5,276	3,610
Cash and equivalents at end of period	$ 3,610	$ 7,514

ADDITIONAL STATISTICS
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2005
(Dollars in thousands)

Internal Growth: The following table reflects revenue growth for operations owned for at least 12 months:

	Three Months Ended December 31, 2005	Twelve Months Ended December 31, 2005
Price	3.0%	3.0%
Volume	2.2%	1.6%
Recycling	(0.3%)	0.1%
Total	4.9%	4.7%

Uneliminated Revenue Breakdown:

	Three Months Ended December 31, 2005		Twelve Months Ended December 31, 2005	
Collection	$137,335	64.2%	$517,536	62.9%
Disposal and Transfer	57,999	27.1%	227,715	27.7%
Intermodal	10,140	4.7%	40,761	4.9%
Recycling and Other	8,626	4.0%	36,833	4.5%
Total	$214,100	100.0%	$822,845	100.0%
Inter-company elimination	$25,655		$100,946	

Days Sales Outstanding for the three months ended December 31, 2005: 46 (31 net of deferred revenue)

Internalization for the three months ended December 31, 2005: 68%

Other Cash Flow Items for the three months ended December 31, 2005:

Cash Interest Paid: $ 6,400
Cash Taxes Paid: $11,550

Debt to Capitalization: 45.4%

Total Debt divided by Total Debt plus Total Stockholders' Equity:
($586,104 + $10,858) / ($586,104 + $10,858 + $718,200) = 45.4%

Share Information for the three months ended December 31, 2005:

Basic shares outstanding	46,096,009
Dilutive effect of options and warrants	906,801
Dilutive effect of convertible notes	285,550
Dilutive effect of restricted stock	27,917
Diluted shares outstanding	47,316,277
Shares repurchased	649,200

NON-GAAP RECONCILIATION SCHEDULE
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2005
(in thousands)

Free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Waste Connections defines free cash flow as net cash provided by operating activities, plus cash proceeds from disposal of assets, plus or minus change in book overdraft, less capital expenditures and distributions to minority interest holders. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate free cash flow differently.

Free cash flow reconciliation:

	Three Months Ended December 31, 2005	Twelve Months Ended December 31, 2005
Net cash provided by operating activities	$50,016	$199,812
Change in book overdraft	3,722	208
Plus: Cash proceeds from disposal of assets	834	5,254
Less: Capital expenditures for property and equipment	(36,063)	(97,482)
Less: Distributions to minority interest holders	(1,960)	(10,486)
Free cash flow	$16,549	$97,306
Free cash flow as % of revenues	8.8%	13.5%